BONTAN CORPORATION INC.

THREE MONTHS ENDED JUNE 30, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at July 24, 2007

Index

Overview	3
Summary of results	3
Number of common shares, options and warrants	4

Business environment Risk factors	5 5
Forward looking statements	5
Business plan	5

Results of operations	6

Liquidity and Capital Resources	10
Working capital	10
Operating cash flow	11
Investing cash flows	11
Financing cash flows	11
Key contractual obligations	11
Off balance sheet arrangements	11

Transactions with related parties	12

Financial and derivative instruments	12

Critical accounting estimates	13

Disclosure controls and procedures	14

Internal controls over financial reporting	14

Current Outlook	14

Public securities filing	15

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Bontan Corporation Inc. for the three months ended June 30, 2007 should be read in conjunction with the unaudited Consolidated Financial Statements for the three months ended June 30, 2007 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended March 31, 2007. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This management discussion and analysis is prepared by management as at July 24, 2007. The Company’s auditors have not reviewed it.

In this report, the words “us”, “our”, “the Company” and “Bontan” have the same meaning unless otherwise stated and refer to Bontan Corporation Inc. and its subsidiaries.

Overview

Summary of Results

During the quarter ended June 30, 2007, the management continued to review projects involving participation in exploration of oil or gas or both. Several proposals were received involving participation in oil or gas exploration projects during the quarter under review. We short listed one oil exploration project that met our criteria and subjected it to our detailed due diligence. Unfortunately, our due diligence provided negative results and further negotiations were discontinued in respect of the proposal.  As a result, at the end of the quarter, the Company had no exploration projects and had no proven reserves of oil or gas.

We also looked into other sectors and evaluated potential participation in a water purification project but were not able to conclude the terms to our satisfaction.

Meanwhile, the surplus cash on hand continued to be invested in short-term marketable securities.

The following table summarizes financial information for the 1st quarter ended June 30, 2007 and the preceding seven quarters: (All amounts in ‘000 CDN$ except Net income (loss) per share, which are actual amounts).

Quarters ended	June30, 2007	March 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005
Total Revenue	123	499	130	89	26	116	(174)	1,914 **
Net (loss) income	(172)	309	(3)	(91)	(379)	(91)	(155)	(3,148) **
Working capital	6,907	6,625	6,002	6,011	6,095	5,286	3,162	2,760
Shareholders’ equity	6,907	6,624	6,002	6,011	6,095	5,286	3,162	2,760
Net loss per share - basic and diluted	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.01)	(0.21)

Quarter ended September 30, 2005

Revenue mainly comprised gain on sale of indirect participation interest in oil exploration project in Papua New Guinea.

The expenses mainly related to the write off of working interest in gas exploration project in Louisiana.

Number of common shares, options and warrants

These are as follows:

	As at June 30, 2007	As at July 24, 2007
Shares issued and outstanding	28,745,743	28,745,743
Warrants issued and outstanding ( a)	12,846,420	12,846,420
Options granted but not yet exercised (b)	4,795,000	4,795,000

(a)

Warrants are convertible into equal number of common shares of the Company within two years of their issuance, at an exercise prices ranging from US$ 1 per warrant to US $0.35 as follows:

June 30, 2007

         July 24, 2007

Exercise price

----------------No of warrants--------

US$1.00

1,721,960

  1,721,960

US$0.35

          11,124,460

11,124,460

(b)

Options are exercisable into equal number of common shares at an average exercise price of US$0.48 and have a weighted average remaining contractual life of approximately 4 years.

Business Environment

Risk factors

Please refer to the Annual Report in the form F-20 for the fiscal 2007 for detailed information as the economic and industry factors that are substantially unchanged.

Forward looking statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal Securities Laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

•

Our lack of substantial operating history;

•

The success of the exploration prospects, in which we have interests;

•

Uninsured risks;

•

The impact of competition;

•

The enforceability of legal rights;

•

The volatility of oil and gas prices;

•

Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in herein. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

The exploration projects in which we hold interests currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). All information contained herein regarding resources is references to undiscovered resources under NI 51-101, whether stated or not.

Business plan

The Company’s business plan is focused on becoming an international diversified natural resource company that invests in major oil and gas exploration prospects.

Through its wholly owned subsidiaries, the Company will continue to seek highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. The company will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

The company’s efforts at securing projects in energy sector, which meet our criteria, have not yet been rewarded but the management is convinced that the sector is still very attractive and will offer the kind of projects that will suit the company’s needs.

Results of operations

Three months ended June 30	2007	2006
	in 000' CDN $	in 000' CDN $
Income	123	26
Expenses	(295)	(405)
Net loss for year	(172)	(379)
Deficit at end of period	(32,246)	(32,289)

Overview

The key events during the three months ended June 30, 2007 were:

1.

The Company carried out due diligence on an oil exploration proposal, which was selected from some five proposals received during the period. Our due diligence however did not produce any satisfactory results and the proposal was therefore not pursued further.

2.

We also spent significant time discussing a water purification project financing proposal. This involved several discussions and meetings with the promoters of the project. We were however unable to agree on mutually acceptable terms and the proposal is not now actively pursued by us.

3.

Several new accounting policies came into effect on April 1, 2007 and were implemented during the quarter. These policies affect the way our short term marketable investments are valued and accounted for. These are further explained in detail in the consolidated financial statements for the quarter ended June 30, 2007.

The surplus funds meanwhile continued to be invested in short term marketable securities. Approximately $3.6 million remained invested in marketable securities. The fair value of these investments at June 30, 2007 was $3.9 million.

The following were the key events in the first quarter ended June 30, 2006:

1.

The company closed its private placement on April 16, 2006 and raised an additional $1.3 million between April 1, 2006 and the closing date.

2.

In connection with the above private placement, the company paid cash fee at 10% of the proceeds and on April 16, 2006 issued 1,040,000 warrants to Current Capital Corp., a related party, as a finder’s fee. The warrants are exercisable in acquiring equal number of shares at an exercise price of US$0.35 and will expire in twenty-four months. The warrants were valued at $609,730.

3.

The management reviewed but did not pursue further several proposals for participation in oil and gas exploration projects since they did not meet the criteria set up by the board of directors.

Income

Income during the quarter ended June 30, 2007 consisted mainly of realized gains on disposal of short term marketable securities, which accounted for 83% of income. The balance was interest earned on cash balances with brokerage firms.

Owing to its past successes, management decided to continue its strategy of keeping its surplus cash invested into short-term marketable securities, until the company can find an opportunity of participating in an oil or gas exploration project or any other suitable business opportunity.

Income earned during the quarter ended June 30, 2006 was entirely comprised of interest on cash balances with brokerage firm.

Expenses

The overall analysis of the expenses is as follows:

Three months ended June 30	2007	2006

Operating expenses	$ 111,107	$ 78,935
Stock based compensation	78,518	125,883
Exchange loss	105,701	171,290
Loss on disposal of short term marketable securities		28,896
	$ 295,326	$ 405,004

Operating Expenses

Travel, promotion and consulting

Three months ended June 30	2007	2006

Travel, meals and entertainment	$40,992	$24,614
Consulting	$ 9,578	$5,372
	$50,570	$29,986

% of operating expenses	46%	38%

Travel, meals and entertainment

These expenses were substantially incurred by the key consultant, Mr. Terence Robinson in visiting USA and Europe in connection with meetings with the owner/promoters of the water purification project and other oil exploration projects. These visits also usually covered networking with existing and potential investors of the Company. Mr. Robinson’s extensive network in the business and finance sectors in North America and Europe has been the main reason for the company’s success in raising funds, in attracting qualified consultants with minimum cash outlay and in securing suitable projects.

Increased costs in 2007 period compared to 2006 period were mainly due to number of meetings on the water project being held outside of Canada and also included entertainment costs of $6,250 incurred on a group of potential investors.

Expenses incurred during the quarter ended June 30, 2006 were also substantially attributed to Mr. Robinson’s efforts in meeting and exploring new opportunities and dealing with investors.

Consulting costs

Consulting fee in both the quarters ended June 30, 2007 and 2006 mainly consisted of fees paid to administrative assistant. Both Mr. Shah, the CEO and CFO and Mr. Robinson, the key consultant accepted shares in lieu of their fees to minimize the cash outlay of the Company.

The Company prefers to settle the fees of their consultants in shares and options in order to retain its funds for business investments purposes.

Other operating costs

Three months ended June 30	2007	2006
Shareholder information	$ 36,321	$ 36,310
Other	24,216	12,639
	$ 60,537	$ 48,949
% of operating costs	54%	62%

Shareholder information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major cost for the three months ended June 30, 2007 and 2006 consisted of media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp. is a related party.

Other operating costs

These costs include rent, professional fee, telephone, Internet, transfer agents fees and other general and administration costs.

Significant increase in other operating costs in 2007 period compared to 2006 period was mainly due to accounting for two additional costs in 2007 – directors and officers’ insurance premium for the quarter ended June 30, 2007 of $4,292. This insurance was not obtained in fiscal 2007 period. Another cost consisted of audit fee accrual of $6,250 based on an annual estimated fee of $25,000 for the fiscal 2008. In fiscal 2007 and prior years, audit fee used to be accrued at the year end and not on a quarterly basis.

All other costs remained consistent.

Stock based compensation

Three months ended June 30	2007	2006

Stock compensation	$ 78,518	$ 125,883

Deferred stock compensation	$ 197,628	$ 203,157

Stock based compensation is made up of the Company’s common shares being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow.

During the quarters ended June 30, 2007 and June 30, 2006, no new Plans were created. However the company still had 2005 Stock Option Plan covering one million stock options. No options were allotted under this Plan.

As at June 30, 2007, 550,000 common shares remained to be issued out of 2007 Consultant stock compensation plan.

Value of stock compensation expensed related to the part of the deferred stock compensation, which related to the services rendered during the quarter.

Exchange Loss

Exchange loss related to translation losses arising from converting foreign currency balances into Canadian dollar, which is the reporting unit of currency, on consolidation.

The Company’s treasury transactions – issuance of shares, exercise of warrants and options are in US dollar. Similarly, approximately 20% cash and short term investments are in US dollars.

Canadian dollar continued to strengthen over the US dollar during the three months ended June 30, 2007. The exchange rates between the two currencies changed from 1US to CDN 1.15 at March 31, 2007 to 1.1.06 at June 30, 2007. This trend resulted in net exchange loss of $105,701 on translation at the quarter-end.

Exchange loss for the quarter ended June 30, 2006 was $171,290 which was also due to continuous strengthening of Canadian dollar against US dollar on one hand and Company’s increasing exposure in US dollar. The exchange rates between the two currencies changed from 1US to CDN 1.17 at March 31, 2006 to 1US to CDN 1.12 at June 30, 2006.

Liquidity and Capital Resources

Working Capital

As at June 30, 2007, the Company had a net working capital of approximately $7 million compared to a working capital of $7 million as at March 31, 2007.

96% of the working capital – approximately $6.7 million – at June 30, 2007 was in the form of cash and short term investments compared to 94% at March 31, 2007.

Significant improvement in the liquid working capital was entirely due to change in the accounting policy under which short term investments were shown at fair value of $4 million instead of the carrying cost of $3.6 million. This change was not applied to the figures at March 31, 2007.

Cash on hand as at June 30, 2007 was $2.7 million compared to $3 million as at March 31, 2007.

Overall the company continued to have minimum debts and high amount of cash or assets which can be easily liquidated to enable the Company to take immediate advantage of any attractive business opportunity.

Operating cash flow

During the quarter ended June 30, 2007, operating activities required net cash outflow of $184,369 compared to the cash outflows of $343,126 during the quarter ended June 30, 2006.  The main operating outflow resulted from exchange losses.

Significant reduction in the net operating outflow was due to reduction in cash expenses from approximately $279,000 for the quarter ended June 30, 2006 to $216,000 for the quarter ended June 30, 2007 on one hand and increased income from $26,000 to $123,000 during the same periods.

Investment cash flows

A net sum of approximately $193,000 was invested in short-term marketable securities through various brokerage firms during the three months ended June 30, 2007.

The cash flow required was primarily met from the net cash flow from the exercise of warrants and cash on hand.

During the three months ended June 30, 2006, approximately $ 1 million was invested in short term marketable securities, which was met from the net cash flow from private placement.

Financing cash flows

During the three months ended June 30, 2007, the Company received a net amount of $110,000 due to exercise of 315,540 warrants by a shareholder at an exercise price of US$0.35 per warrant.

During the three months ended June 30, 2006, the Company raised approximately $1.7 million from a new private placement, which commenced on February 24, 2006 and completed on April 16, 2006.

Key Contractual obligations

These are detailed in Note 9 – commitments and contingent liabilities to the consolidated unaudited financial statements for the three months ended June 30, 2007.

Off balance sheet arrangements

At June 30, 2007 and 2006, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed in Note 9 of the consolidated unaudited financial statements for the three months ended June 30, 2007.

Given below is background information on some of the key related parties and transactions with them:

1.

Current Capital Corp. (CCC).  CCC is a related party in following ways –

a.

Director/President of CCC, Mr. John Robinson is a consultant with Bontan

b.

CCC provides media and investor relation services to Bontan under a consulting contract.

c.

Chief Executive and Financial Officer of Bontan is providing services to CCC as CFO.

d.

CCC and John Robinson hold significant shares, options and warrants in Bontan.

Bontan shares premises with CCC for which CCC charges on a quarterly basis for the rent, phone and utilities based on the actual costs and area occupied. Charges from CCC reflect actual costs and do not include any mark ups.

Another charge from CCC relates to the investor relations and media relation services provided under a contract. The charge is a fixed sum of US$10,000 per month plus taxes.

CCC also charged a finder’s fee at the rate of 10% of the gross money raised for the Company through issuance of shares and warrants under private placements.  In addition, it also received 1,040,000 warrants at 10% of the Units issued as explained earlier in this report.

2.

Mr. Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

3.

Mr. Terence Robinson was Chairman of the Board and Chief Executive Officer of the Company since October 1, 1991. He resigned from the Board on May 17, 2004 but continues with the Company as a key consultant. He advises the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company.

Financial and derivative Instruments

We are exposed to financial market risks, credit risks on investments and foreign currency exchange rates.  We do not use derivative financial instruments.

Financial Market and Credit Risk

At June 30, 2007 we had invested approximately $3.6 million (March 31, 2007: $3.3 million) in short-term marketable securities.  A fundamental objective of our investment policy is to obtain better than bank interest return on the surplus funds being held while we review and finalize opportunities for participation in oil and gas projects. Our investments are mostly in marketable securities quoted and traded on Canadian or US exchanges. We have consultants with extensive experience monitoring our investments on a daily basis and therefore believe that we will be able to respond on time to any major factors affecting the value of our investments and reduce or eliminate the risks of significant market price fluctuations.

Foreign Currency Risk

The majority of our expenditures is in Canadian or United States dollars. As at June 30, 2007; approximately $1.2 million – 17% - of our assets were held in US dollar.  (As at March 31, 2007: $5 million or 75%).  We incurred a foreign exchange loss of $105,701 for the three months ended June 30, 2007 (see Results of Operations – Exchange loss above).   Due to our net United States dollar working capital position in Fiscal 2007 and the increasing value of the Canadian dollar as compared to the United States dollar, we incurred a foreign exchange loss.

Further, the Company also plans activities in different countries involving different local currencies. Exchange rates for these currencies in the future may have an adverse effect on our earnings or assets when these currencies are exchanged for Canadian dollars.  The Company has not entered into forward foreign exchange contracts in an attempt to mitigate this risk.  To date, losses and gains resulting from foreign exchange transactions have been included in our results of operations, since our subsidiary is fully integrated to the Company.

The Company has no debt instruments subject to interest payments, sales contracts, swaps, derivatives, or forward agreements or contracts, or inventory.

The Company has no currency or commodity contracts, and the Company does not trade in such instruments.

The Company periodically accesses the capital markets with the issuance of new shares to fund operating expenses and new projects.

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended March 31, 2007. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were three major changes in the accounting policies during the quarter ended June 30, 2007. These changes related to Comprehensive income, financial instruments recognition and measurement and treatment of exchange gains and losses of self-sustaining foreign operations. These changes are applied prospectively effective April 1, 2007 and are explained in detail in the unaudited consolidated financial statements for the quarter ended June 30, 2007.

Disclosure Control and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 and as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the applicable regulatory bodies’ rules and forms.

Our management, including our Chief Executive Officer, who also acts as Chief Financial Officer, together with the members of our audit committee, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures were effective in relation to the level and complexity of activities in our Company as of the end of the period covered by this report.

Internal Controls over Financial Reporting

The Company has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the company’s financial reporting and the preparation of financial statements in compliance with Canadian generally accepted accounting principles.

The Company’s  Chief Executive Officer and Chief Financial Officer are also responsible for the design of internal controls required in order to provide reasonable assurance that processes used for preparation of financial statements and financial reporting for external purposes are reliable and in accordance with Canadian GAAP. They have evaluated the design of our internal controls and procedures over financial reporting as of the end of the period covered by this report and believe the design to be sufficient to provide such reasonable assurance.

Regardless of how well an internal control system is designed and operated, it can provide only reasonable, not absolute, assurance that it will prevent or detect all misstatements, due to error or fraud, from occurring in the financial statements due to the inherent limitations of any internal control system.

There were no changes in the company’s internal controls over financial reporting that occurred during the three months ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Current Outlook

Our long-term business plan continues to be focused on becoming a diversified natural resource company that invests in major oil and gas exploration prospects. Through our wholly-owned subsidiaries, we will continue to seek highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. We will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

It is our current belief that oil and gas exploration is a high priority all over the world and especially in North America. Higher price levels for both these natural resources which have occurred over the past twelve months encourage new drilling activities.  Our past experience with our two oil and gas projects enables us to more efficiently select and evaluate potential exploration projects in the oil and gas sector than in the other resource sectors.  During the past several months, we have received without solicitation opportunities to participate in oil and gas exploration projects as a result of our past involvement in similar projects.

Therefore, our current business model, based on our experience with resource projects handled over the recent past and our assumptions set forth above, envisions the following key features:

a.

We will focus only on oil and gas exploration projects;

b.

Preference will be given to projects that have proven but undeveloped reserves rather than probable or potential reserves;

c.

We will invest our resources in projects which involves multiple well exploration potentials;

d.

Preference will be given to explorations involving shallow wells (up to 7,500 ft.) rather than deep wells (over 15,000 ft.);

e.

Preference will be given to projects with other experienced partners who are involved in the project;

f.

We will attempt to allocate our cash or liquidity resources to more than one project.

However, if the Company is unable to find any suitable projects in oil and gas within a reasonable time, it may seek opportunities in other sectors, including alternative energy but not necessarily limited to the energy sector.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.com